Exhibit (a)(1)(vi)

FIRST CHOICE HEALTH NETWORK, INC.

SUPPLEMENT TO OFFER TO PURCHASE

As explained in our Offer to Purchase dated September 30, 2005 (the “Offer to Purchase”), First Choice Health Network, Inc., a Washington corporation (“First Choice” or the “Company”), is offering (the “Offer”) to purchase for cash shares of its Class A Common Stock, $1.00 par value (the “Shares” or “Class A Common Stock”), as described below, that were held by our Class A shareholders as of the close of business on September 22, 2005 (the “Record Date”). We are sending you this Supplement to update you on the status of the Offer and to provide you with additional information regarding our reasons for making the Offer and the advantages and disadvantages of the Offer to our shareholders. You are urged to read carefully this Supplement in its entirety in conjunction with the Offer to Purchase previously mailed to you on September 30, 2005.

In connection with sending you this Supplement, we have extended the Offer period to 5:00 p.m., Seattle time, on Wednesday, December 21, 2005 (the “Expiration Date”), unless further extended or we decide to terminate the Offer.

As of November 22, 2005, we had received tenders of 201 Shares in response to our Offer, one more Share than the maximun number we originally offered to purchase. Because the tender that resulted in the Offer's being oversubscribed involved four Shares, we have determined to accept 201 Shares for purchase in the Offer. Rule 14e-1(b) promulgated by the Securities and Exchange Commission (the "SEC") permits us to increase the number of Shares we plan to purchase in the Offer by up to eight Shares (2% of the outstanding Class A Shares) without giving shareholders notice of the increase or extending the Offer period.

We also decided to permit Class A shareholders to withdraw Shares from the Offer. If you have previously tendered your Share(s) and do not wish to withdraw them, you do not need to do anything further. If you have tendered your Shares(s) and decide that you want to keep them, you must send us a written request for withdrawal signed by you to the address listed below. You may send the request by mail or fax to the address or fax number listed below. We must receive your request by the Expiration Date. Upon receipt of your request for withdrawal, we will return to you the stock certificate and letter of transmittal that you previously sent to us.

As of December 9, 2005, a total of 216 Shares have been tendered and no Shares have been withdrawn. Therefore, the condition that we receive tenders of at least 130 Shares currently has been met, although this condition could cease to be met if more than 86 Shares are withdrawn before the Offer expires.

As more than 200 Shares have been tendered, the Offer currently is also oversubscribed. To the extent that Shares are withdrawn before the Expiration Date, Shares that were tendered after November 22, 2005, will be accepted in order of date of receipt.

We will return any Shares that are not accepted for purchase promptly following the Expiration Date. Payment for all Shares accepted for purchase in the Offer will be mailed promptly following the Expiration Date. If the number of Shares tendered as of the Expiration Date is less than 130 Shares, we will promptly return all tendered Shares unless we decide to waive the minimum condition.

If you have not yet tendered your Share(s) and wish to participate in the Offer (although, as noted above, no additional Shares will be accepted in the Offer unless sufficient Shares are withdrawn), please carefully complete and sign the enclosed letter of transmittal and deliver it, along with your Share certificate, to us at the address listed below. We must receive your documents no later than 5:00 p.m., Seattle time, on December 21, 2005.

If we decide to further extend the Offer, we will mail notice of the extension to you no later than December 19, 2005, pursuant to Rule 14e-1(d) under the Securities Exchange Act of 1934 (the “Exchange Act”). If we decide to waive the 130 Share minimum condition, to change the purchase price of Shares tendered in the Offer, or to increase the number of Shares to be purchased in the Offer to more than 208, we will mail you notice at least 12 business days prior to the Expiration Date (as it may be further extended).

If you have any questions regarding this Offer or would like additional copies of this Supplement, the Offer to Purchase or the letter of transmittal (free of charge), please contact the Company as follows:

First Choice Health Network, Inc. 600 University Street, Suite 1400 Seattle, Washington 98101 (206) 292-8255 FAX (206) 667-8060 e-mail: skessel@fchn.com

No person has been authorized to make any recommendation on our behalf as to whether you should tender your Shares pursuant to this Offer. No person has been authorized to give any information in connection with this Offer other than information contained in this Supplement and the Offer to Purchase.

This transaction has not been approved or disapproved by the Securities and Exchange Commis-sion or any state securities commission, nor has the SEC or any state securities commission passed upon the merits or fairness of this transaction or upon the adequacy or accuracy of the information contained in this Supplement or the Offer to Purchase. Any representation to the contrary is a criminal offense.

The date of this Supplement is December 13, 2005.

SUMMARY OF TERMS

This summary describes the material terms of the Offer and highlights other material information set forth in more detail elsewhere in this Supplement and the Offer to Purchase. To fully understand the Offer and the other factors that may be important in considering whether to tender (or withdraw) your Shares, you should carefully read this Supplement and the Offer to Purchase in its entirety. This Supplement modifies and supersedes certain of the information contained in the Offer to Purchase. In particular, this “Summary of Terms” and the sections “Summary Consolidated Financial Information and “Where You Can Find Additional Information” completely replace the comparable sections in the Offer to Purchase. This “Summary of Terms” also supersedes some of the information in the sections “Questions and Answers” and “Terms of the Offer” in the Offer to Purchase, including information regarding the Expiration Date, how we are handling oversubscriptions, and the fact that you now have withdrawal rights. In addition, the section in this Supplement headed “Why We Are Making the Offer; Advantages and Disadvantages” completely replaces the section headed “Special Factors” in the Offer to Purchase.

The Offer	We are offering to purchase for cash up to 201 Shares (but see "Oversubscription" below) held by shareholders as of the close of business on the Record Date. The material terms and conditions of the Offer are set forth below. See also "Terms of the Offer" in the Offer to Purchase.
Oversubscription
As of December 9, 2005, 216 Shares have been tendered in the Offer and no Shares have been withdrawn. Therefore, the Offer currently is oversubscribed. Because the tender that resulted in the Offer's being oversubscribed involved four Shares, bringing the total tendered as of November 22, 2005, to 201 Shares, we will accept 201 Shares for purchase. To the extent that Shares are withdrawn during the period from December 12, 2005 to and including the expiration of the Offer on December 21, 2005, Shares that were tendered after November 22, 2005, will be accepted in order of date of receipt.
Purchase Price
Unless the Offer is terminated, we will pay $3,787 for each Share that is properly tendered by a shareholder who held the Share on the Record Date. This price was determined based on the net book value per Share of the Company, $3,087, as of December 31, 2004, plus a $700 per Share incentive payment, which represents an approximately 23% premium over net book value per Share.
Participation
This Offer is voluntary; you may, but are not required to, tender Shares. If you have previously tendered your Shares and do not wish to withdraw them, you do not need to do anything further. See "Withdrawal of Tendered Shares" below.
Conditions
The Offer is conditioned upon the Company receiving tenders of at least 130 Shares. As there were 429 Shares outstanding on the Record Date, this will ensure that we will have fewer than 300 Class A shareholders following the Offer. This condition may be waived in our sole discretion.
Expiration Date
The Offer will expire at 5:00 p.m., Seattle time, on Wednesday, December 21, 2005 (the "Expiration Date"), unless further extended or earlier terminated. In order for your tender to be accepted by us, we must receive your documents at or prior to the Expiration Date (but see "Oversubscription" above). We will notify you if we decide to further extend the Offer.
Acceptance of Tendered Shares
If your Shares are not properly tendered on or prior to 5:00 p.m., Seattle time, on the Expiration Date, we may not accept your tender of your Shares. If we do not accept your tender of your Shares for any reason (including any failure to timely tender Shares or oversubscription or termination of the Offer), we will return your Shares to you promptly after the Expiration Date. If we waive any condition to the Offer or to acceptance of any Shares, we will waive the condition as to all Class A Shareholders.
Withdrawal of Tendered Shares
In connection with extending the Expiration Date to December 21, 2005, we have decided to permit withdrawals of previously-tendered Shares. If you tendered your Share(s) and now wish to have them returned, please follow the directions on the cover page of this Supplement.
Loss of Shareholder Rights
If you sell your Shares to us pursuant to the Offer, you will no longer be a shareholder of First Choice and will no longer have voting rights, the right to receive any dividends that might be declared in the future, or any ownership in the equity of the Company, including any appreciation therein, if any. You also will not be eligible to be a director of the Company. Share ownership is not required in order to be a participating provider in the Company's preferred provider network. See "Why We Are Making the Offer; Advantages and Disadvantages" below.
Deregistration Under the Exchange Act
If the Offer is successful and results in our having fewer than 300 holders of Class A Common Stock of record, we will deregister our Class A Common Stock under the Exchange Act and become a private, non-reporting company. This means that we will no longer file periodic reports with the SEC, including, among other things, annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K. We also will no longer be subject to the SEC's disclosure rules in connection with soliciting proxies from our shareholders. We expect to save at least $200,000 to $400,000 per year as a result of no longer being an SEC reporting company. See "Why We Are Making the Offer; Advantages and Disadvantages" below.
Consequences of Deregistration
We presently intend to provide our remaining shareholders with audited financial statements on an annual basis after we become a non-reporting company. This information will not be as detailed or extensive as the information included in the annual reports we currently file with the SEC. We also will no longer prepare or publish quarterly financial statements or annual proxy statements containing detailed information about executive compensation, so this information will no longer be available to our shareholders. The requirements imposed under the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") to protect shareholders of public companies will also no longer apply to us. For example, our chief executive officer and chief financial officer will not be required to execute certifications in connection with filing periodic reports with the SEC or to report on their assessment of the effectiveness of our internal control over financial reporting and disclosure controls and procedures. See "Why We Are Making the Offer; Advantages and Disadvantages" below.
No Trading Market
Our Class A Common Stock is not listed or quoted on any exchange or quotation service and there is no trading market in our stock. Shareholders may not sell, transfer, bequeath or assign their Shares except to the Company. Accordingly, the Offer will not have any effect on the market for our Class A Common Stock.
Fairness Review
We have not engaged any person or entity to issue a "fairness" or similar opinion with respect to the Offer. The Offer is voluntary. The Offer price of $3,787 per Share is based on the net book value per Share of $3,087 as of December 31, 2004, at which price we have repurchased a total of 18 Shares during 2005, plus a $700 per Share incentive payment. Our board of directors believes that $3,787 per Share is a fair price to pay and has determined that the Offer is fair to our unaffiliated shareholders. See "Why We Are Making the Offer; Advantages and Disadvantages" and "Summary Consolidated Financial Information" in this Supplement.
No Appraisal Rights	We have not granted any shareholder any voting, appraisal or dissenters' rights in connection with the Offer, and no appraisal or dissenters' rights are required by state law or otherwise.
Federal Income Tax Consequences
Your receipt of cash in exchange for your Shares will be a taxable transaction for United States federal income tax purposes, and may be such for state and local income tax purposes as well. You should consult with your tax advisor before tendering your Shares. See "Why We Are Making the Offer; Advantages and Disadvantages" below.

You may contact the Company if you have any questions or need additional copies of any of these documents or any document containing information incorporated by reference in this document.

Our principal executive offices are located at 600 University Street, Suite 1400, Seattle, Washington 98101. Our main telephone number is (206) 292-8255.

WHY WE ARE MAKING THE OFFER; ADVANTAGES AND DISADVANTAGES

Our Reasons for Pursuing the Offer

Over the last several years, the costs of being an SEC reporting company have increased substantially. With the enactment of Sarbanes-Oxley, the costs to us of continuing to be a reporting company are likely to increase even more. The estimated additional fees for our independent auditors to attest to our assessment of the effectiveness of our internal controls as of December 31, 2006, as required by Sarbanes-Oxley, are approximately $350,000. In addition, we expect the annual costs of periodic reporting and compliance with other disclosure obligations under Sarbanes-Oxley and the Exchange Act, including accounting and legal fees, to range from $300,000 to $500,000 beginning in 2007, compared to approximately $100,000 in internal and external audit costs if we were no longer an SEC reporting company. Thus, we expect to save at least $200,000 to $400,000 per year if we cease to be a reporting company. To the extent management’s time and attention is focused on SEC compliance issues, our resources available to devote to operating our business are also diminished. We believe the costs of continuing to be a public reporting company outweigh the benefits to our shareholders from complying with the reporting requirements of the Exchange Act, as discussed in more detail below.

Ultimately, we concluded that this Offer would be an efficient and effective way to:

•	Reduce the number of our Class A shareholders of record, allowing us to terminate the registration of our Class A Common Stock and eliminate the annual accounting and legal expenses and management costs associated with complying with the periodic reporting requirements of the Exchange Act and the enhanced regulatory burdens imposed by Sarbanes-Oxley; and

•	Provide an efficient means for individual physicians who no longer wish to be shareholders to sell their Shares. Share ownership is not required in order to be a participating provider in our preferred provider network.

For these reasons, we have decided to make this Offer.

Background of the Offer

First Choice was formed to operate an alternative delivery system of comprehensive health care claims processing and administrative services and offer cost-effective, quality health care benefits. Class A Shares may be held only by licensed physicians (or their professional corporations) who provide health care services under a contract with First Choice and who hold medical staff privileges at a hospital that also provides health care services under a contract with First Choice. From the time of our formation, ownership in Class A Shares has been limited to physicians, while only hospitals may hold Class B Shares.

In contrast, a typical business entity generally will decide to “go public” to achieve greater access to capital and a higher capitalization, to increase its visibility and status in its marketplace, and to create liquidity for its existing (and future) shareholders in the public trading market. Our status as an Exchange Act reporting company affords our shareholders none of these benefits. Our directors, who are elected by Class A and Class B shareholders and none of whom are First Choice employees, are committed to retaining its fundamental nature as a participant-owned company. Thus, the costs of being a public company, which are well-recognized, outweigh the benefits to our shareholders because, by its very nature, First Choice cannot take advantage of them.

First Choice first began considering whether to pursue a “going private” transaction (that is, a mechanism to enable First Choice to terminate its registration under the Exchange Act and to cease to be an SEC reporting company) in late 2004. At the Finance and Audit Committee (the “Audit Committee”) meeting held on November 9, 2004, our Chief Financial Officer reported that our independent auditors had provided a preliminary estimate that their total audit costs, including additional fees for the first year of compliance with the Sarbanes-Oxley requirement that management and its independent auditors assess the effectiveness of the Company’s internal control over financial reporting, would be $460,000, which is at least $300,000 higher than our current annual audit costs. The Audit Committee authorized management to explore the options available to First Choice to avoid incurring this cost.

At the meeting of the board of directors on March 3, 2005, management reported that the initial compliance date for assessing the effectiveness of First Choice’s internal control over financial reporting had been delayed an additional year to the Company’s annual report for 2006. Management also reported that the annual costs of periodic reporting and compliance with other disclosure obligations under Sarbanes-Oxley and the Exchange Act, including accounting and legal fees, were expected to range from $300,000 to $500,000 beginning in 2007, compared to approximately $100,000 in internal and external audit costs if First Choice were no longer an SEC reporting company. The Audit Committee reported that legal counsel had advised that the Class A Shares outstanding could be reduced in number by a tender offer to all Class A shareholders to repurchase their Shares. The board of directors directed the Audit Committee to continue its deliberations as to the valuation of Shares in, and the timing of, a repurchase offer.

On March 22, 2005, the Audit Committee reviewed the plan to pursue a going private transaction. In light of the extension of the internal control reporting requirements to First Choice’s 2006 annual report, the Audit Committee agreed that the Offer should be deferred until the fall of 2005. In the meantime, management was directed to confirm that all retired or deceased physicians’ Class A Shares had been repurchased in accordance with the provisions of the Company’s Restated Articles of Incorporation. The Audit Committee also directed management to develop a proposal for the incentive amount above net book value to be paid in the Offer.

The Audit Committee met again on May 10, 2005, and approved management’s recommendation that the purchase price in the Offer be equal to net book value plus an incentive amount of $700.

The Audit Committee next discussed the going private transaction at its August 9, 2005, meeting. Management advised the Committee that the Company’s independent auditor had recently estimated its annual audit fees, including the Sarbanes-Oxley internal control work, would be $500,000 (an increase from their prior estimate of $460,000). Management stated that this amount did not include the increased analysis and testing that the internal staff would need to perform. The Audit Committee directed that the proposal for the Offer be presented for final approval of the board of directors at their September meeting.

On September 22, 2005, the board of directors met to consider the going private transaction and gave its final approval to management to proceed with the Offer. For the reasons discussed in more detail below, the board determined that the Offer purchase price of a Class A Share is fair, and that the Offer itself is procedurally fair, to First Choice’s unaffiliated shareholders.

No third parties were involved in any discussions regarding the Offer, other than our independent auditors and legal counsel. There will be no changes in the composition of our board of directors or management as a result of the Offer or ceasing to be a public reporting company.

Purposes of the Offer

We decided to commence the Offer to achieve the following objectives:

•	Terminate Registration of Our Common Stock. As a “reporting company” under the Exchange Act, we are obligated to prepare and file with the SEC annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and proxy statements that comply with Section 14 of the Exchange Act. We are subject to increased regulatory requirements that have been imposed by Sarbanes-Oxley. Moreover, we believe that the annual costs associated with being a reporting company are disproportionate for a company of our size. The management time and attention associated with the preparation of these reports is considerable.

If at least 130 Shares are repurchased in the Offer, we will have fewer than 300 holders of Class A Common Stock of record upon the completion of the Offer. We will then be eligible to terminate the registration of the Class A Common Stock under the Exchange Act. After we terminate the registration of the Shares, we will no longer be required to file periodic reports or proxy statements with the SEC and will no longer be subject to regulations imposed pursuant to Sarbanes-Oxley. As discussed in more detail below, because there is not now and never has been an active trading market for our Shares, we believe that our shareholders derive little benefit from our status as an SEC reporting company.

If we decide to waive the condition that a minimum of 130 Shares are tendered, we may continue to have 300 holders of Class A Shares of record and be unable to deregister under the Exchange Act for an indeterminate period of time. In that case, we may not be able to achieve the cost savings that we expect to realize as a result of the Offer.

•	Provide Shareholders an Opportunity to Sell Shares. As discussed in more detail in the following section, under our Restated Articles of Incorporation, our shareholders may not transfer their Shares to First Choice for repurchase other than at a price equal to a percentage of net book value. We believe the Offer will provide an efficient means for many of our shareholders to dispose of their Shares.

Our Position as to the Fairness of the Offer to Unaffiliated Shareholders

Factors Supporting Fairness of the Offer. Our board of directors established the Offer price of $3,787 per Share based on its belief that the Offer is fair to our unaffiliated shareholders (that is, shareholders who are not directors of First Choice), after considering the following factors:

•	The Offer is procedurally fair to unaffiliated shareholders because participation is voluntary, shareholders are being given ample time to consider whether or not to accept the Offer, and the Offer was considered and approved by the board of directors, none of whom are employees of First Choice and the majority of whom are elected as representatives of our shareholders. See “No Separate Representation; No Shareholder Approval” below.

•	The price of $3,787 per Share was calculated based on net book value as of December 31, 2004, plus a $700 per Share incentive payment, which represents an approximately 23% premium over net book value per Share. The incentive payment of $700 was recommended to the board of directors by management because it is approximately three times the amount of the annual dividend (excluding special non-recurring dividends) paid per Share in each of 2003 and 2004 (based on 429 Class A Shares outstanding and an annual dividend on Class A Shares totaling $100,000). This amount is intended to compensate tendering shareholders for giving up their rights to future dividends, if any.

In addition, as discussed in more detail below, the board of directors considered an incentive payment equal to three times recent annual dividends to be appropriate because a significant number of our Class A shareholders will reach retirement age in the next few years and be required to tender their Shares for repurchase. Historically, the Class A shareholders have been allocated 1/12 of total declared dividends and the Class B shareholders (including hospital participants) have been allocated 11/12 of the dividend total. Annual dividends totaled $1.2 million in each of 2003 and 2004. See “Information About the Company—Dividend Information” in the Offer to Purchase for additional information about annual and special dividends paid in 2003 and 2004. To the extent that future dividends are declared, the board of directors intends to continue this allocation.

If a $100,000 annual dividend were declared on the Class A Shares for 2005, the resulting per Share dividend would be approximately $334, assuming there were 299 Shares outstanding following completion of the Offer (compared to $224 in 2004 and 447 Shares outstanding). Of course, there is no assurance that the board of directors will declare dividends for 2005 or any future years or that the amount of any such dividends will be comparable to amounts declared as annual dividends in 2003 and 2004. Also, dividend payments related to the discontinuance of our health insurance plan operations were completed in April 2005 and will not continue in the future.

•	Our Restated Articles of Incorporation include provisions requiring that all sales or other transfers of Shares be made to the Company. The price paid by the Company for any shares to be repurchased is 20% of net book value (as determined by the board of directors at the beginning of the fiscal year in which the transfer is made), unless the transfer is in connection with death, permanent disability, or retirement from the practice of medicine after reaching age 60, in which case the purchase price is 100% of net book value. During 2005, the Company has repurchased a total of 18 Shares at 100% of net book value at December 31, 2004 ($3,087 per Share), in accordance with this provision.

•	Shareholders who do not tender their Shares in the Offer will be required to deliver their Shares for repurchase upon retirement, disability, or death in exchange for 100% of the net book value of Shares as of the most recent year end without any premium. Over the next five years, approximately 110 Class A shareholders will be at or approaching retirement age (age 65). At June 30, 2005, the net book value per Share was $3,096, virtually the same as at the end of 2004.

•	The restrictions on transferability of the Shares preclude the development of a trading market for the Shares or any other meaningful avenue for liquidity for our shareholders. While this lack of liquidity is consistent with the purpose for which First Choice was formed, the Offer does represent a one-time opportunity to individual physicians who no longer wish to be shareholders in the Company to dispose of their Shares.

The board of directors also discussed possible valuation approaches other than net book value, including valuation of the Company as a going concern or in liquidation. Although we believe that the Company’s value as a going concern likely is higher than is reflected in the Offer price, in the absence of an outside valuation or appraisal, we cannot estimate how much higher this value might be. Our board did not believe it to be in our shareholders' best interests to incur the costs of a third-party appraisal or analysis of our valuation, however, in light of the restrictions on transfer and ownership of our Shares, the absence of liquidity except in limited circumstances, and the fact that our board of directors intends to preserve the participant-owned nature of our Company. We also believe that our liquidation value likely approximates net book value because a large percentage of our assets are current, including cash, cash equivalents and investment securities. Taking these factors into consideration, our board of directors determined that the Offer price was fair to our unaffiliated shareholders.

Potential Adverse Effects of the Offer. Our board of directors also was aware of and considered the following potential adverse effects of the Offer:

•	Tendering shareholders will cease to participate in any dividends that might be declared in the future or in our future earnings or growth, if any, or benefit from increases, if any, in the value of the Class A Common Stock. A tendering shareholder will also cease to have voting rights and will not be eligible to be elected as a director of the Company.

•	Assuming that 201 Shares are repurchased in the Offer, an annual dividend totaling $100,000 to all Class A shareholders would yield a dividend of approximately $440 per Share, compared to $233 per Share if there were 429 Shares still outstanding. Similarly, net book value at December 31, 2004, would have been approximately $5,350 per Share, instead of $3,087 per Share, if only 246 Class A Shares had been outstanding rather than 447 Shares. Thus, the Class A shareholders who do not tender their Shares in the Offer will benefit financially if the Offer is completed.

•	After the completion of the Offer and, if possible, deregistration of the Class A Common Stock as planned, we will no longer be required to file periodic reports or proxy statements with the SEC. As a result, our shareholders will no longer have access to the financial and other information that a reporting company must disclose on an ongoing basis under the SEC’s rules and regulations. This information, such as quarterly financial statements and disclosure regarding executive compensation and transactions with management, is more extensive than a privately-held company is legally required to provide to its shareholders. We intend to continue to provide to our shareholders audited annual financial statements and notices of our annual meetings of shareholders as required by state law.

•	In addition, our principal executive and financial officers will no longer be required to execute certifications with respect to the accuracy of our financial statements and other specified disclosures or to report on their assessment of the effectiveness of our internal control over financial reporting and disclosure controls and procedures as mandated under Sarbanes-Oxley. Our shareholders also will not have the protections afforded by private rights of action available under the liability provisions of the Exchange Act or by the possibility that the SEC will pursue enforcement action for violations of the Exchange Act by First Choice or its controlling persons.

Determination of Fairness. The above discussion is not intended to be exhaustive, but includes the material factors upon which our board of directors based its determination that the Offer is procedurally and substantively fair to our unaffiliated shareholders. The Offer was approved unanimously by the 12 directors present at a board meeting held on September 22, 2005. In reaching its determination that the Offer is fair to unaffiliated shareholders, our board of directors considered all factors as a whole and did not assign specific weights to particular factors, although individual directors may have given differing weights to these factors. None of the factors that we considered led us to believe that the Offer is unfair to our unaffiliated shareholders. Accordingly, after considering the factors described above, our board of directors determined that the Offer and the Offer price are fair to our unaffiliated shareholders.

No Separate Representation; No Shareholder Approval

Our board of directors did not retain an unaffiliated representative to act solely on behalf of our unaffiliated shareholders for purposes of negotiating the terms of the Offer or to prepare any report, opinion or appraisal relating to the consideration or the fairness of the purchase price to be offered pursuant to the Offer or relating to the fairness of the going private transaction to the Company or any shareholder.

Washington law does not require that shareholders approve the Offer. In addition, under Washington law, shareholders are not entitled to exercise dissenters’ or appraisal rights in connection with the Offer. Our board of directors has not granted any shareholder any voting, appraisal or dissenters’ rights in connection with the Offer.

Our board of directors did not consider retaining an unaffiliated advisor to represent the Class A shareholders because of the representative nature of the board. Seven of the directors are Class A shareholders, six directors are employees of or otherwise affiliated with Class B shareholders, and four directors are affiliated with a significant customer of First Choice. None of our directors are employees of First Choice. Also, all of our shareholders are affiliated with First Choice in the sense that they participate in our preferred provider network. The board also did not consider seeking shareholder approval of the Offer because of the representative nature of the board and the fact that acceptance of the Offer is voluntary.

Intentions of Insiders

As Class A directors must be Class A shareholders to be eligible for election, our Class A directors currently in office do not intend to participate in the Offer. Our officers and Class B and Class C directors are not shareholders of the Company. None of the Company’s executive officers, directors or affiliates is authorized to make a recommendation either in support of or opposition to the Offer.

Effects of the Offer; Plans After Completing the Offer

As of the Record Date, there were 429 shares of Class A Common Stock outstanding and owned of record by 406 record holders. Under applicable SEC rules, companies are permitted to terminate the Exchange Act registration of, and suspend their SEC reporting obligations with respect to, any class of securities held of record by fewer than 300 persons. If a sufficient number of shareholders tender their Shares to reduce the number of record holders of our Class A Common Stock below 300, we intend to terminate the registration of the Class A Common Stock under the Exchange Act. As of December 12, 2005, 216 Shares had been tendered in the Offer and no Shares have been withdrawn. As a result, even if no additional Shares are tendered before the Expiration Date, less than 300 Shares would remain outstanding following the Offer as long as no more than 86 Shares are withdrawn before the Expiration Date.

To the extent that, upon expiration of the Offer, an insufficient number of Shares have been tendered so as to reduce the number of record holders of the Class A Common Stock to fewer than 300, we may seek to extend the Offer to allow Class A shareholders additional time to tender their Shares. In addition, regardless of whether we extend the Offer, if, following the completion of the Offer, we continue to have 300 or more record holders of our Shares, we may make an additional offer to purchase Shares in another form.

If we terminate our reporting obligations with respect to our Class A Common Stock, we will have no obligation under federal securities laws to provide our shareholders with any periodic reports as to new developments in our business, our financial condition or results of operations. Therefore, following termination of our reporting obligations, it will be more difficult for our shareholders to obtain information about us. We intend to provide our remaining shareholders with annual audited financial statements and notices of annual meetings of shareholders after we become a non-reporting company. This information will be considerably less extensive than the information we currently file with the SEC.

Assuming the Offer is fully subscribed, we expect to pay approximately $760,000 in aggregate consideration in the Offer. As a result, we do not believe the completion of the Offer will have a material effect on our financial condition or results of operations. All purchases we make pursuant to this Offer will be funded from available working capital. All Shares purchased by us pursuant to this Offer will be retired and returned to our authorized but unissued capital stock.

No Alternative Transactions

As the board of directors views the Offer as a fair, efficient and cost-effective method of achieving its objectives of reducing the Company’s public disclosure and SEC reporting burdens and providing shareholders with an opportunity to sell their Shares, it did not consider any alternative means to accomplish these objectives.

The board of directors is not aware of any firm offers made by any person during the past two years for (1) the merger or consolidation of the Company with or into another company, (2) the purchase of all or a substantial part of First Choice’s assets, or (3) a purchase of First Choice’s securities that would enable the holder to exercise control of First Choice, and we have no plans or arrangements for any such transaction.

Except as set forth in the Offer to Purchase and this Supplement, we do not have any plans, proposals or current negotiations that would result in:

*	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

*	any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

*	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company, other than with respect to dividends as described in “Information About the Company—Dividend Information” in the Offer to Purchase;

*	any change in the present board of directors or management of the Company including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; or

*	any other material change in the Company's corporate structure or business.

Recent Transactions, Negotiations and Contacts

In the last 60 days, we have not been engaged in any negotiations, transactions or material contacts concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any of our securities, election of our directors or sale or other transfer of a material amount of our assets.

Federal Income Tax Considerations

In general, if you tender your Shares pursuant to this Offer, your receipt of cash in exchange for your Shares will ordinarily be a taxable transaction for U.S. federal income tax purposes. Subject to limited exceptions, a shareholder who participates in the Offer will recognize a capital gain or loss equal to the difference between the amount of cash received and the holder’s tax basis in the Shares tendered. Any capital gain or loss will generally constitute a long-term capital gain or loss if the holding period for the holder’s Shares sold is greater than one year as of the date of the tender and a short-term capital gain or loss if the holding period is one year or less as of the date of tender.

The foregoing description may not apply in special circumstances, such as if Shares are not held by a natural person. Please consult with your personal tax advisor with respect to the particular federal, state, and local tax consequences to you as a result of tendering Shares in light of your own particular circumstances.

Neither the Company nor any non-tendering shareholder will incur any federal income tax liability as a direct result of the completion of the Offer.

Related Party Transactions

Our Class B shareholders and other hospitals holding equity interests, similar to other participants in our preferred provider network, receive reimbursement for medical services provided through the network. The reimbursement amounts paid by First Choice do not vary depending on whether or not a provider is a shareholder of First Choice. We do, however, offer hospitals who hold equity interests in First Choice a small discount on charges for our health benefit management services. See “Information about the Company—Related Party Transactions” in the Offer to Purchase.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

Before making a decision to tender your Shares, you should read the financial information appearing below, as well as the financial statements and accompanying notes incorporated by reference into this Supplement. For information on how to obtain the financial information incorporated by reference, see “Where You Can Find Additional Information” below.

The following summary financial information is derived from our audited consolidated financial statements for the years ended December 31, 2004 and 2003, and our unaudited condensed consolidated financial statements for the nine months ended September 30, 2005 and 2004. In the opinion of our management, these unaudited consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of these financial statements. Certain amounts appearing below for the years ended December 31, 2004 and 2003, and the nine months ended September 30, 2004, have been reclassified to correspond to the presentation for the nine months ended September 30, 2005. Historical results are not necessarily indicative of the results that may be expected in the future.

	Nine Months Ended September 30,		Years Ended December 31,
	2005	2004	2004	2003
	(Unaudited)
Balance sheet data:
Current assets	$17,992,066	$17,049,653	$17,537,709	$22,558,699
Non-current assets	3,395,638	3,124,871	3,071,588	3,078,013
Total assets	21,387,704	20,174,524	20,609,297	25,636,712
Total liabilities	4,787,047	3,023,014	3,377,975	6,450,327
Total equity	16,561,286	16,494,561	16,560,687	17,264,079
Statement of operations data:
Operating revenue, continuing
and discontinued operations	$18,759,920	$17,867,550	$23,860,634	$21,412,689
Income from continuing
operations after minority
interest	2,556,781	3,635,921	4,803,673	3,936,138
Net income	2,591,649	4,689,948	5,948,516	4,690,921
Net income from continuing
operations after minority
interest

Per Class A common share	$487.56	$579.34	$784.91	$609.69
Per Class B common share	36.74	52.24	69.02	56.55
Net income
Per Class A common share	$494.21	$747.28	$971.98	$726.60
Per Class B common share	37.24	67.38	85.47	67.40

Pro Forma Effect of the Offer on Book Value

Our net book value per Class A Share was $3,087 at December 31, 2004, and $3,096 at June 30, 2005. If the Offer had been completed as of December 31, 2004, and 201 Shares had been purchased in the Offer, the net book value of the remaining Class A Shares would have been approximately $5,350 per Share, an increase of approximately $2,265 per Share. If the Offer had been completed as of June 30, 2005, on the same basis, the net book value of the remaining Class A Shares would have been approximately $5,560 per Share, an increase of $2,460 per Share.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We currently file annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed a Rule 13e-3 Transaction Statement on Schedule 13E-3, as amended by Amendment Nos. 1, 2 and 3, with the SEC relating to the Offer. You may read and copy these documents at the SEC’s Public Reference Room located at 100 F Street, NE, Washington, DC 20549. You may also receive copies of these documents, upon payment of a duplicating fee, by writing to the SEC’s Public Reference Section. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room in Washington, DC and other locations. Our filings are also available to the public through the SEC’s web site at http://www.sec.gov.

The SEC allows us to incorporate by reference into the Offer to Purchase information contained in our annual, quarterly and current reports. This means that we can disclose this information to you by referring you to other documents that we have previously filed separately with the SEC. The information incorporated by reference is considered to be a part of the Offer to Purchase (including this Supplement), except for any information that is modified or superseded by information contained in the Offer to Purchase or this Supplement.

The financial information incorporated by reference is an important part of the Offer to Purchase and we urge all Class A shareholders to read this financial information in its entirety before tendering their Shares. See also “Summary Consolidated Financial Information” above.

The following documents have been filed by us with the SEC and are incorporated by reference into the Offer to Purchase (including this Supplement):

1.	Annual Report on Form 10-K for the fiscal year ended December 31, 2004, as amended by Amendment No. 2 filed on December 7, 2005, and Amendment No. 3 filed on December 13, 2005;

2.	Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, as amended by Amendment No. 2 filed on December 6, 2005, and Amendment No. 3 filed on December 13, 2005;

3.	Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, as amended by Amendment No. 2 filed on December 6, 2005, and Amendment No. 3 filed on December 13, 2005;

4.	Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, as amended by Amendment No. 1 filed on November 23, 2005; and

5.	Current Reports on Form 8-K filed February 2, 2005, August 15, 2005, and December 1, 2005.

Documents filed with the SEC after the date of this Supplement are not incorporated by reference.

The information contained in the Offer to Purchase and this Supplement, as well as any report or information we file with the SEC, is only current as of the date of that information. Our business, financial condition, results of operations and prospects may have changed since that date.

The documents containing information incorporated by reference into the Offer to Purchase and this Supplement are available, without exhibits unless exhibits are also incorporated by reference, without charge upon request to the Company. Any documents so requested will be mailed to you by first class mail, or another equally prompt means, within one business day after your request is received.

Additional copies of this Supplement, the Offer to Purchase, the letter of transmittal or other Offer materials may also be obtained by contacting the Company by mail, telephone or e-mail as follows:

First Choice Health Network, Inc.
600 University Street, Suite 1400
Seattle, Washington 98101
(206) 292-8255
skessel@fchn.com